SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Paris, November 24, 2004

FISCAL YEAR 2004-05

SHARP EARNINGS GROWTH IN THE SECOND QUARTER OF 2004-05

•	Operating income before aircraft disposals: 295 million euros (219 million at September 30, 2003)

•	Earnings before taxes and amortization of goodwill: 289 million euros (210 million euros at June 30, 2003)

VERY STRONG PERFORMANCE IN THE FIRST HALF OF 2004-05

•	Operating income before aircraft disposals: 451 million euros (218 million at September 30, 2003)

•	Earnings before taxes and amortization of goodwill: 384 million euros (213 million euros at September 30, 2003

The Board of Directors of Air France-KLM, meeting on November 23, 2004 under the chairmanship of Jean-Cyril Spinetta, reviewed the financial statements for the first half of 2004-05. During the meeting, Jean-Cyril Spinetta made the following comments: “In an extremely difficult environment because of fuel prices, the results for this first half are very encouraging and demonstrate the value of the Air France-KLM merger.”

Leo van Wijk added: “The synergies generated with the two networks and the facilities given to our customers to combine travel on both carriers allowed the group to grow its market share while controlling its costs. Air France-KLM is continuing its strategy of profitable growth.”

Consolidated figures

As the public exchange offer closed on May 3, 2004, the group consolidated figures for the first half of fiscal 2004-2005 are presented on the basis of a 6-month consolidation of the Air France group (April-September 2004) and 5 months for the KLM group (May-September 2004). In the context of the consolidation, the group restated the accounts of the KLM group (prepared in accordance with Dutch standards) to comply with French standards and prepared an acquisition price accounting statement, which will be definitively closed at March 31, 2005.

	Quarter ended September 30			Half-year period at September 30
Fiscal year 2004-05 (in m€)	2004	2003 pro forma	2003 published (1)	2004 (2) (3)	2003(2) pro forma	2003 published (1)
Turnover	5,132	4,823	3,184	9,595	8,797	6,193
EBITDAR	922	855	540	1,615	1,379	946
Operating income before aircraft disposals	295	219	100	451	218	87
Income before taxes and amortization of goodwill	289	210	88	384	213	93
Net group income share	201	143	48	296	189	53
Net earnings per share (in €)	—	—	—	1.14	—	0.24

(1)	Air France Group only

(2)	Consolidation of the Air France group over 6 months (April-September) and of the KLM group over 5 months (May-September)

(3)	Servair was consolidated with one quarter’s time-lag. To offset this discrepancy, 6 months of revenues were consolidated in the first quarter of fiscal 2004-5, representing 9 months for this first half.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Second quarter ended September 30, 2004: 295 million euros operating income before aircraft disposals

The impact of the restatement of KLM accounts to French standards and the impact of the purchase price allocation on the second quarter statements had a positive impact amounting to 18 million euros on operating income (-3 million at September 30, 2003) and to 14 million on net income (11 million at September 30, 2003) including 17 million in amortization of negative goodwill.

The Air France-KLM group posted steady growth in its businesses against an economic backdrop still impacted by the steep increase in oil prices.

While turnover grew 6.4% to 5.13 billion euros, operating expenses increased only 5.1% to 4.84 billion euros. The cost-control measures initiated by the two companies generated operating income before aircraft disposals of 295 million euros, up from 219 million one year earlier.

The principal changes in expenses were as follows:

•	The fuel costs was up 32.8% at 704 million euros (530 million at September 30, 2003) under the combined impact of an increase of 5% in volumes in line with the recovery of the activity, an increase of 45% in fuel prices, and a positive dollar effect of 7%. Hedges saved 90 million euros, approximately 13% of the bill.

•	The increase of 14.7% in maintenance costs was primarily driven by the application of the approach by component at KLM during this quarter.

•	Personnel costs of 1.49 billion euros changed very little over the quarter (+1.3%). This containment can be seen at both companies.

Unit costs measured in equivalent available seat kilometers (EASK) declined by 1.4%, and 4.6% on a constant currency and fuel price basis.

EBITDAR (Earning before income tax, deprecation, amortization and operating leases) totaled 922 million, up from 855 million euros at September 30, 2003, an increase of 7.8%.

Operating income before aircraft disposals grew 34.7% to 295 million, up from 219 million at September 30, 2003. Aircraft disposals represented a gain of 5 million euros in contrast to a loss of 4 million euros for the second quarter ended September 30, 2003.

Net interest charges dropped from a total of 58 million euros at September 30, 2003 to a total of 29 million euros at September 30, 2004 under the impact of the implementation at Air France of a “rebate letter” which reduced, at the time of unwinding of the financing of a plane and based on its market value, the amount of the last repayment installment. On the other hand, financial provisions recorded a net increase of 8 million euros versus net write-backs of 21 million the previous year.

After including 26 million euros in income from equity affiliates and gains from goodwill amortization of 12 million, net income group share was up 40.6% to 201 million euros versus 143 million at September 30, 2003.

Sector information

Passenger activity

Traffic over the quarter ended September 30, 2004 grew 7.7% with a 6.5% increase in capacity, resulting in a load factor that improved 0.9 points to 81.1%.

Turnover totaled 4.05 billion euros (+6.7%). Unit revenue per available seat-kilometer was up slightly (0.3%) despite a negative currency effect of 1.4%. Unit costs per available seat-kilometer were down 1.5% and 4.0% at constant currency and oil prices. Operating income for the passenger activity jumped significantly from 165 million in the second quarter ended September 30, 2003 to 228 million.

Cargo activity

The cargo activity recorded a strong recovery with a 9.5% increase in traffic in the second quarter of fiscal 2004-05 with capacity up 9.3%. The cargo load factor remained stable at 66.3% (+0.1 point). Turnover was up 6.5% at 610 million euros. Unit revenue per tonne-kilometer was down 1.6%, but grew 1.3% on a constant currency basis. Unit costs declined 2.3% and 6.4% at constant currency and oil prices. Operating income for the cargo segment totaled 3 million euros versus no income at September 30, 2003 in a quarter which is not favorable to cargo activity.

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Maintenance

The maintenance activity posted third-party sales revenues of 192 million euros (up 2.7%) in the second quarter of fiscal year 2004-05. Operating income declined from 32 million euros at September 30, 2003 to 16 million euros.

Other activities

Turnover for other activities totaled 281 million euros (+4.9%) and operating income was 48 million euros, versus 22 million at September 30, 2003, including 32 million in operating income for the KLM charter subsidiary and 13 million for Servair’s catering activities.

First half ended September 30, 2004: Earnings before taxes and amortization of goodwill of 384 million euros (213 million at September 30, 2003)

The impact of the restatement of KLM accounts to French standards and the impact of the purchase price allocation on the half-year statements had a positive impact amounting to 34 million euros on operating income (30 million at September 30, 2003) and to 68 million on net income (63 million at September 30, 2003) including 51 million in amortization of negative goodwill.

While turnover was up 9.1% at 9.60 billion euros, operating expenses increased only 6.6% to 9.14 billion euros, despite a fuel bill that increased 26.7% to 1.25 billion euros after gains of 150 million euro through hedging. Unit costs measured in equivalent available seat kilometers (EASK) declined 3.1% (4.9% after a favorable currency effect of 1.6% and a negative fuel effect of 3.4%). Operating income before aircraft disposals totaled 451 million euros (218 million at September 30, 2003). The operating margin (operating income before aircraft disposals over turnover) improved substantially from 2.5% at September 30, 2003 to 4.7% at September 30, 2004.

Financial income deteriorated under the effect of a currency exchange loss of 14 million euros versus a gain of 36 million at September 30, 2003, and a net increase of 23 million in financial provisions versus net write-backs of 32 million one year before. The total financial result was a loss of 116 million euros, down from 44 million at September 30, 2003.

Earnings before taxes and amortization of goodwill totaled 384 million euros, up from 213 million in the first half of fiscal 2003-04. After a tax charge of 121 million (61 million at September 30, 2003, net income group share was 296 million euros, an increase of 56.6% (189 million at September 30, 2003). Per-share earnings came to 1.14 euros compared with 0.24 at September 30, 2004.

Sector information

Passenger activity

Passenger activity was up 11.6% with a 9.3% hike in capacity, resulting in a 1.6 point improvement in the load factor to 79.5%.

Turnover grew 9.2% to 7.60 billion euros. Unit revenue per available seat-kilometer was stable (-0.2%) after a negative currency impact of 1.6%. Unit costs per available seat-kilometer declined 3.0% and 4.5% at constant currency and oil prices. Operating income from passenger activity surged 137% to 349 million euros at September 30, 2004.

Cargo activity

Growth in cargo traffic (+10.5%) over the six-month period ending September 30, 2004, was in line with growth in capacity (+10.8%), resulting in a stable cargo load factor of 67.0% (-0.2 point). Turnover rose from 1.07 billion euros at September 30, 2003 to 1.15 billion at September 30, 2004 (+7.0%). Unit revenue per available tonne-kilometer was down 2.3% (but up 0.4% on a constant currency basis). Unit costs declined 3.3%, 5.9% at constant currency and oil prices. Cargo operating income was 13 million euros versus 3 million at September 30, 2003.

Maintenance

The maintenance sector posted third-party sales revenues of 377 million euros (up 4.1%). Operating income totaled 26 million, down from 37 million euros at September 30, 2003.

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Other activities

Turnover for other activities totaled 474 million euros (+16.5%), including 9 months of Servair revenues1. Excluding the Servair impact, growth was 5.6%. Operating income improved significantly to 63 million from 31 million at September 30, 2003. This growth due to the improvement in Servair’s results in the second quarter and to operating income of 48 millions euros posted by KLM’s charter subsidiary Transavia. It should be noted that the charter activity is seasonal and that the results for the first half do not reflect the results for the year.

Financial position: debt/equity ratio improves from June 30, 2004

Tangible and intangible investments of the Air France – KLM group totaled 1.03 billion euros for the period ended September 30, 2004. Investments include the capitalization of a portion of maintenance costs pursuant to accounting standard IAS 16 / SIC 23. The investments were financed by cash flow from operations of 1.03 billion euros and income from asset disposals of 94 million euros. The balance sheet improved from the first quarter ended June 30, 2004, with net long-term term of 5.36 billion (5.50 billion at June 30, 2004) and equity of 5.15 billion (5.0 billion at June 30, 2004). The group’s debt/equity ratio thus fell from 1.09 to 1.04 in three months.

Outlook for the current year

Given the high level of fuel prices in the 3rd quarter and the price of crude futures for the 4th quarter of the current fiscal year (around $45/barrel), the increasing pressure of the fuel bill for the second half of the year will slow down the improvement of the group’s financial performance. Nevertheless, thanks to cost savings and synergies, the group continues to target a higher operating income than last year.

Agenda

Wednesday 24 November 2004: audio-web conference at 3:30 pm (London time)

•	To connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

•	To visualize the presentation, go to the following website:

    http://airfranceklm.momentys.com (mot de passe : AKHH1)

•	For instant replay, please dial 00 44 207 031 4064 (code: 631574)

[1]	Servair was consolidated with one quarter’s time-lag. To offset this discrepancy, 6 months of revenues were consolidated in the first quarter of fiscal 2004-5, representing 9 months for this first half.

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STATISTICS –Air France-KLM Group

Passenger activity

2nd quarter ended at September 30	2004	2003	Change
Scheduled passenger sales revenues (in millions of €)	3,823	3,591	+6.5%
Traffic in millions of revenue-passenger-kilometers (RPK)	46,767	43,419	+7.7%
Capacity in millions of available-seat-kilometers (ASK)	57,668	54,166	+6.5%
Load factor (%)	81.1%	80.2%	+0.9	pt
Unit revenue in RPK (in euro cents)	8.16	8.23	-0.8%
Excluding currency effect			+0.6%
Unit revenue in RASK (in euro cents)	6.62	6.60	+0.3%
Excluding currency effect			+1.7%
Unit cost per ASK (in euro cents)	6.15	6.24	-1.5%
Excluding currency and fuel effects			-4.0%

1st half ended at September 30 (1)	2004	2003	Change
Scheduled passenger sales revenues (in millions of €)	7,118	6,523	+9.1%
Traffic in millions of revenue-passenger-kilometers (RPK)	84,791	75,951	+11.6%
Capacity in millions of available-seat-kilometers (ASK)	106,616	97,523	+9.3%
Load factor (%)	79.5%	77.9%	+1.6	pts
Unit revenue in RPK (in euro cents)	8.38	8.58	-2.3%
Excluding currency effect			-0.7%
Unit revenue in RASK (in euro cents)	6.66	6.68	-0.2%
Excluding currency effect			+1.4%
Unit cost per ASK (in euro cents)	6.26	6.45	-3.0%
Excluding currency and fuel effects			-4.5%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

Cargo activity

2nd quarter ended at September 30	2004	2003	Change
Cargo revenues (in million €)	570	529	+7.8%
Traffic in millions of revenue-tonne-kilometers (RTK)	2,573	2,358	+9.5%
Capacity in millions of available-tonne-kilometers (ATK)	3,881	2,886	+9.3%
Cargo load factor (%)	66.3%	66.2%	+0.1	pt
Unit revenue in RTK (in euro cents)	22.16	22.51	-1.6%
Excluding currency effect			+1.3%
Unit revenue in ATK (in euro cents)	14.69	14.90	-1.4%
Excluding currency effect			+1.5%
Unit cost per ATK (in euro cents)	14.38	14.72	-2.3%
Excluding currency and fuel effects			-6.4%

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1ST half ended at September 30(1)	2004	2003	Change
Cargo revenues (in million €)	1,062	982	+7.8%
Traffic in millions of revenue-tonne-kilometers (RTK)	4,779	4,325	+10.5%
Capacity in millions of available-tonne-kilometers (ATK)	7,132	6,437	+10.8%
Cargo load factor (%)	67.0%	67.2%	-0.2	pt
Unit revenue in RTK (in euro cents)	22.23	22.69	-2.0%
Excluding currency effect			+0.7%
Unit revenue in ATK (in euro cents)	14.89	15.25	-2.3%
Excluding currency effect			+0.4%
Unit cost per ATK (in euro cents)	14.52	15.03	-3.3%
Excluding currency and fuel effects			-5.9%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: November 24, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations